Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 24, 2015

Ahold opens 126
grocery pick-up points
in the U.S. and Europe
Ahold added to the FTSE4Good
Index and recognized for the
6th year in a row in the Dow
Jones Sustainability Index
Albert Heijn
opens
its 28
th
store in Belgium
Ahold reaches ~€1.4b in
total online consumer sales
Ahold acquires SPAR,
solidifying its position in the
Czech Republic
Proposed
merger with
Delhaize
announced
From a single, local grocery story in 1887 to an
international, market-leading, omni-channel retailer today
Holding
company Albert
Heijn
changes
its name to
Ahold N.V.
Acquires Etos
&
Simon de Wit
Ahold
acquires the
Netherlands’
leading wine
retailer
Gall & Gall
First home
delivery
Albert Heijn
Ahold opens first
Peapod pick-up
points in the U.S.
Ahold acquires
bol.com, the #1
online retailer in
Benelux
Albert
Heijn
and
his wife
open a
small
grocery
store in
Oostzaan
Ahold purchases Peapod, the
largest and most successful
internet supermarket in the
U.S.
Albert Heijn
starts online
grocery ordering service
Albert Heijn
launches
‘Appie’,
a multi-feature
iPhone app
Albert Heijn
opens the
Netherlands’
first self-
service
supermarket
Ahold expands into
the Czech Republic
with acquisition of 56
Julius Meinl
stores
First listing on
Amsterdam
Stock
Exchange
Ahold expands into
the U.S. market with
acquisition of Giant
Carlisle stores
First Albert Heijn
franchise store
Ahold launches two new
Albert Heijn
supermarket
formats
(Albert
Heijn
XL
and AH to go)
Dick Boer
appointed
CEO, effective
March 2011
Ahold adds convenience
stores in the Netherlands
and the U.S. to its portfolio
Albert Heijn
opens first store in
Belgium
Peapod receives its 20 millionth order
Ahold
launches Reshaping Retail
strategy
Albert Heijn
reduces
transport time for fruits
and vegetables from
one week to one day
Ahold expands
further into the
U.S. with
acquisition of
Stop &
Shop
Ahold
acquires
Giant Landover
1948
1981
2002
2010
2013
2015
2006
2011
1961
1996
1998
1973
1989
1887
2014
2009
2001
1955
2012
2005

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated;

the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.